Contact

www.linkedin.com/in/chrisgraykc
(LinkedIn)

Top Skills

Agile Methodologies
Program Management
Scrum

Languages

English

Certifications

ICAgile Certified Professional in Agile Coaching (ICP-ACC)

Patents

TECHNIQUES FOR MAPPING COURSES TO PROGRAM REQUIREMENTS

Chris Gray

Co-Founder & CTO at PvP.com
Kansas City Metropolitan Area

Summary

Technology leader. Agile practitioner. Proven ability to bring new products to market.

Experience

PvP.com

Co-Founder and CTO
October 2018 - Present (4 years 6 months)
Greater Los Angeles Area

Discover. Connect. Game.

A Universal Gaming Community and the Ultimate Gaming Hub.

Crave Games

Founder
June 2018 - Present (4 years 10 months)
Los Angeles/Kansas City

Sports and E-Sports software solutions

Legacy.com

Agile Coach
January 2016 - July 2019 (3 years 7 months)
Greater Chicago Area

As an Agile leader, I align technology and product teams to understand and embrace Agile development principles. I promote a shared ownership of strategic goals, roadmaps, value delivery, and key metrics and performance indicators. I facilitate collaboration with business units that are impacted by an organization's shift to Agile development methodologies. I encourage a Build, Measure, Learn approach to all new product development initiatives.

As an Agile Coach, I facilitate ceremonies for development teams, coaching and promoting Agile principles throughout the development cycle, putting an emphasis on the retrospective and kaizen discussions.

Adhering to the Agile development principles allows us to regularly test new ideas, bring new products to market, and ensure that what we ultimately deliver brings maximum value to our customers.

Cadence

Agile Development Consultant

March 2015 - December 2015 (10 months)

Kansas City, Missouri Area

Clients:

- Sunburst Systems -

Identify process and technology solutions to better manage inventory and supply chain bottlenecks resulting from the seasonality associated with business model.

- Legacy.com -

Guide and assist the organization with their transition to Agile development methodologies. Developed and delivered Agile training to various areas of the organization impacted by the adoption of Agile practices, including engineering, product, finance, human resources, technical operations, and leadership. Performed the role of Scrum Master for newly formed development teams supporting multiple value streams and product families.

Apollo Group

17 years 2 months

Senior IT Project Manager, Agile Development Manager

June 2010 - February 2015 (4 years 9 months)

Kansas City, Missouri Area

2014 Role Model Recognition for Management and Leadership

Established Scrum and Kanban development frameworks for 18 teams and 125 software engineers supporting 25 Oracle and SQL Server databases, 3 large service platforms, and more than 70 home-grown applications.

Projects & Accomplishments

* Established an Agile Center of Excellence to support the enterprise transformation to agile methodologies.

* Implemented Software Change and Release processes consistent with agile SDLC principles.

* Led a team of seven Project Managers, Scrum Masters, and Agile Coaches.

* Prepared and delivered Scrum and Kanban training to groups at various stages of agile proficiency.

* Evangelized kaizen to all team members, leadership, business partners, customers, and suppliers.

* Led a SQL Server to Oracle data migration.

* Led the migration of over 100 application and database servers to a new data center.

* Let the implementation of shopping cart functionality for online and classroom courses.

Senior Software Developer

January 1998 - June 2010 (12 years 6 months)

Led the design and development of hundreds of new features and enhancements to the Student Information System at the nation's largest University, during a period of unprecedented growth.

Projects & Accomplishments

* Developed an early event messaging system to support the data integration between distributed Oracle database systems. Eliminated costly data transfer delays in key business decision support systems.

* Led the development and cross-team coordination to decommission a legacy Oracle database system, tightly coupled with over 50 external applications and services. This resulted in the elimination of costly maintenance and licensing contracts, the repurposing of the hardware, and the refocus of DevOps resources to more mission-critical tasks.

* Designed and developed a degree audit system. Led the design of an advanced rules engine. Customer realized an 83% reduction in process time and was able to reverse a hiring trend for support staff.

* Led the data migration of a major Oracle upgrade from a single 9i instance, to a clustered environment running Oracle RAC software. This provided scalability and high availability to the customer's most mission-critical database application.

Netizen Islands / SimplyClick
Founding Member, Director of Technology, Game Master
March 1997 - May 1999 (2 years 3 months)
Scottsdale, AZ

"Mine Games, one of many sites in the vast marketing venture known as the Netizen Islands, offers a superb net gaming experience in a beautiful environment filled with computer rendered art." – Baltimore Sun

Capitalizing on the emergence of internet-based games and entertainment, led the design and development of a mineshaft-themed, family-friendly gaming community known as "Mine Games". As part of a broader marketing strategy, Mine Games served as an entry point to the much larger, Netizen Islands online shopping community.

Accomplishments

* Founding member for two internet-based marketing ventures: Netizen Islands LLC (dba NI3D), builder of online 3D communities offering entertainment and e-commerce; and SimplyClick LLC, an internet portal provider offering free internet access.

* Led the design and development of an online gaming community.

* Designed and produced an award-winning four-way Tetris clone. Developed in Java for online gameplay, received "Users Choice" nomination, "Best Game" and "Best App" awards from Developer.com, Gamelan, and Jars respectively.

* Co-Inventor on patent application "System and Method for Establishing and Administering Access to the World Wide Web."

Education

University of Phoenix

Bachelor of Science, Business Information Systems · (1992 - 1996)